Focus Universal Inc.

1515 W. Cameron Ave., Ste. 210

West Covina, California 91790

April 29, 2026

Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Focus Universal Inc. Registration Statement Filed on Form S-1, as amended Initially Filed on April 23, 2026 File No. 333-295285

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Focus Universal Inc., a Nevada corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-295285) (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern Standard Time on Friday, May 1, 2026, or as soon as practicable thereafter.

In connection with this request, we hereby acknowledge that:

(i)	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement.

We request that our counsel, Mr. Bradshaw, be notified of such effectiveness by a telephone call to (805) 807-2277. We also request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Mr. Bradshaw via facsimile at (917) 791-8877 or by email to gil@securitieslegal.com.

Sincerely,

Focus Universal Inc.

By:	/s/ Irving Kau
Name: Irving Kau Title: Chief Financial Officer and Principal Accounting Officer